

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 12, 2013

Via E-mail
Robert Colligan
Chief Financial Officer
Chimera Investment Corporation
1211 Avenue of the Americas
Suite 2902
New York, New York 10036

> **Re:** **Chimera Investment Corporation**
> **Form 10-K for the fiscal year ended December 31, 2011**
> **Filed March 8, 2013**
> **File No. 1-33796**

Dear Mr. Colligan:

We have reviewed your response letter dated May 22, 2013 and have the following comment. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2011

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 55

Critical Accounting Policies and Estimates, page 63

Fair Value Measurements, page 68

1. We note your proposed disclosure regarding how you determine the fair value of your securities. Elaborate on how the fair values are determined for financial reporting when the three tests are failed. To the extent the level of failures is outside of the range generally expected, consider whether additional disclosure is appropriate to indicate the

frequency in which your securities failed all three tests and the cause. Additionally, discuss whether, and how if applicable, you revise your overall valuation approach if there are significant failures. Also, clarify if the prices obtained from third parties are binding or non-binding.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Jessica Barberich, Assistant Chief Accountant at 202.551.3782 or the undersigned at 202.551.3413 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Cicely LaMothe

Cicely LaMothe
Senior Assistant Chief Accountant